EXHIBIT (a)(6)


 NEWS RELEASE


         MID-WISCONSIN FINANCIAL SERVICES, INC. ANNOUNCES
            RESULTS OF SELF-TENDER FOR ITS COMMON STOCK


     MEDFORD, Wisconsin (February 6, 2001) - Mid-Wisconsin Financial Services, Inc. (OTC Bulletin Board - MWFS) announced today the results of its self-tender offer which began on December 15, 2000 and expired January 31, 2001.

     Mid-Wisconsin had offered to purchase up to 5% of its issued and outstanding common stock for $25.50 per share and reserved the right to expand its offer and purchase up to 7% of its stock pursuant to the tender should conditions warrant such action. A total of 116,117 shares, or approximately 6.4% of the company's outstanding common stock, were tendered to Mid-Wisconsin. Mid-Wisconsin has elected to accept all of the 116,117 shares for purchase in connection with its tender offer. Following the purchase of accepted shares, Mid-Wisconsin will have 1,695,027 shares of its common stock outstanding.

     Gene C. Knoll, President and CEO of Mid-Wisconsin, said: "We felt that the repurchase of our stock was an appropriate use of our capital, especially as we feel that our stock has recently been somewhat undervalued in recent market quotations. Our decision to extend the offer to purchase all of the tendered shares was made after careful review of our capital position and applicable banking law requirements. Following the tender we will still exceed all minimum capital requirements and are well positioned for continued growth. The favorable response to our tender offer reflected a number of factors, including tenders made as part of retirement planning and the need to provide liquidity for business purposes on the part of some of our shareholders."

     Mid-Wisconsin Financial Services, Inc. is the holding company for Mid-Wisconsin Bank, a $321 million independent community bank serving numerous communities throughout central Wisconsin.